Exhibit 99.1

QIWI Announces Correction to the Dates of Consolidated Statement of Financial Position for 1Q 2023 Financial Results

NICOSIA, CYPRUS – June 20, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced a correction to the dates of consolidated statement of financial position in the earnings press release filed on May 26, 2023.

Consolidated Statement of Financial Position was presented for December 31, 2022 and March 31, 2023. These corrections are underlined in the table below.

The numerical data in the financial statements in the original press release was accurate and was not changed.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,163	1,055	13.7
Goodwill and other intangible assets	13,126	13,075	169.6
Investments in associates	303	270	3.5
Long-term debt securities	2,946	4,088	53.0
Long-term loans issued	843	613	8.0
Other non-current assets	257	243	3.2
Deferred tax assets	208	282	3.7
Total non-current assets	18,846	19,626	254.6
Current assets
Trade and other receivables	15,194	12,715	164.9
Short-term loans issued	14,200	13,339	173.0
Short-term debt securities	14,029	15,321	198.8
Other current assets	2,195	3,086	40.0
Cash and cash equivalents	47,462	47,515	616.4
Total current assets	93,080	91,976	1,193.2
Total assets	111,926	111,602	1,447.8
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.01
Additional paid-in capital	1,876	1,876	24.3
Share premium	12,068	12,068	156.6
Other reserves	2,696	2,713	35.2
Retained earnings	39,941	44,282	574.4
Translation reserve	401	37	0.5
Total equity attributable to equity holders of the parent	56,983	60,977	791.0
Non-controlling interests	912	1022	13.3
Total equity	57,895	61,999	804.3
Non-current liabilities
Long-term deferred income	1,154	1,097	14.2
Long-term lease liabilities	133	108	1.4
Other non-current liabilities	156	48	0.6
Deferred tax liabilities	1,847	1,691	21.9
Total non-current liabilities	3,290	2,944	38.2
Current liabilities
Trade and other payables	33,048	28,469	369.3
Customer accounts and amounts due to banks	11,203	11,883	154.2
Short-term debt	3,922	3,781	49.0
Short-term lease liabilities	300	302	3.9
Other current liabilities	2,268	2,224	28.9
Total current liabilities	50,741	46,659	605.3
Total equity and liabilities	111,926	111,602	1,447.8

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com